Freight Management Corp.
                                    Suite 200
                                8275 Eastern Ave
                              Las Vegas, NV, 89123


September 16, 2009

Ms. Effie Simpson
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549


Re: Freight Management Corp.
    Form 8-K filed August 6, 2009
    Form 8-K/A filed August 25, 2009
    File No. 000-53127

Dear Ms. Simpson:

We are writing in response to your comment letter dated September 2, 2009, in connection with the above-referenced filing. Please note that we only received this letter by fax on September 14, 2009.

We have included an Explanatory Note that includes the following additional disclosure:

"On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore & Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with a board investigation."

We have also disclosed that are unable to obtain an amended Exhibit 16 letter for this amended Form 8-K.

Seale & Beers CPA's have already re-audited our financial statements for December 31, 2008. This was provided in response to comments received from the SEC dated August 4, 2009. The 10-K/A which contains the re-audit was filed on August 24, 2009.

Sincerely;


/s/ Ibrahim Abotaleb
------------------------------
Ibrahim Abotaleb
President and Director